-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                                                                             ------------------------------
[ ] Check this box if no                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 OMB Number: 3235-0287
    longer subject to                                                                                  Expires:   January 31, 2005
    Section 16. Form 4       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    or Form 5 obligations      Section 17(a) of the Public Utility Holding Company Act of 1935 or      hours per response.......0.5
    may continue. See                  Section 30(f) of the Investment Company Act of 1940            ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name AND Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer
                                               Immtech International, Inc.;                           (Check all applicable)
    Chan,         Cecilia                      IMMT                                          [X] Director        [ ] 10% Owner
    ------------------------------------    ------------------------------------------------ [X] Officer (give   [ ] Other (specify
    (Last)        (First)      (Middle)     3. I.R.S. Identification     4. Statement for                 title             below)
                                               Number of Reporting          Month/Day/Year                below)
                                               Person, if an entity
                                               (Voluntary)                  10/10/2002       Executive Vice President -
             One North End Avenue                                                            Business Development
    ------------------------------------                                 ------------------- ---------------------------------------
                  (Street)                                               5. If Amendment,    7. Individual or Joint/Group Filing
                                                                            Date of                 (Check Applicable Line)
                                                                            Original         [X] Form filed by One Reporting Person
    New York,     New York       10282                                      (Month/Day/Year) [ ] Form filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned Following   or Indirect     Ownership
                             Day/                                                      Reported Trans-   (I)             (Instr. 4)
                             Year)                                                     action(s)(Instr.  (Instr. 4)
                                                                                       3 and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock                 10/10/2002    P             1,000      (A)     $3.00
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Common Stock                 10/10/2002    P             2,000      (A)     $3.01
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Common Stock                 10/10/2002    P             1,000      (A)     $3.03        239,093(1)          (D)
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(1) Explanatory Note: Includes 6,000 shares of Common Stock; 5,781 shares of Common Stock upon the conversion of Series B Stock, and 227,312 shares of Common Stock issuable upon the exercise of warrants as follows: warrant to purchase 51,923 shares of Common
Stock at $6.47 per share by July 24, 2004, warrant to purchase 173,077 shares of Common Stock at $6.47 per share by October 12,
2004, and warrant to purchase 2,312 shares of Common Stock at $6.125 per share by September 25, 2007.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 2
                                                                                                                    SEC 1474 (09-02)
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

FORM 4 (continued)
                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Form of     Beneficial
   ative     Price of               (Instr.   Acquired (A)   and Expi-     of            ative    ative       Deriv-      Ownership
   Secu-     Deriv-      (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       ative       (Instr. 4)
   rity      ative       Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct (D)
   3)                                         4, and 5)      Day/          ties          5)       cially      or Indirect
                                                             Year)         (Instr.                Owned       (I) (Instr. 4)
                                                                           3 and 4)               Following
                                                                                                  Reporting
                                                                                                  Transaction(s)
                                                                                                  (Instr.
                                                                                                  4)
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                                  Code   V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or No.
                                                           sable   Date         of
                                                                                Shares
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**    Intentional misstatements or omissions of
      facts constitute Federal Criminal Violations.                  /s/ Cecilia Chan                             10/14/2002
      See 18 U.S.C. and 15 U.S.C. 78ff(a).                 ---------------------------------------       ---------------------------
                                                               ** Signature of Reporting Person                      Date
Note: File three copies of this Form, one of which must
      be manually signed. If space is insufficient, see
      Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB Control Number.

                                                                                                                         Page 2 of 2
                                                                                                                    SEC 1473 (09-02)
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